Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated June 21, 2011
Relating to Preliminary Prospectus dated June 6, 2011
Registration No. 333-173547
Vanguard Health Systems, Inc.
25,000,000 Common Shares
This free writing prospectus relates only to the securities described in, and should be read together with, the preliminary prospectus dated June 6, 2011 (the “Preliminary Prospectus”) included in Amendment No. 2 to the registration statement on Form S-1 (Commission File No. 333-173547). The following information supplements and updates the information contained in the Preliminary Prospectus. To review a filed copy of our registration statement, click on the following link: http://www.sec.gov/Archives/edgar/data/1045829/000095012311060348/g25907a2sv1za.htm.

Price to public:	$18.00 per common share

Trade date:	June 22, 2011

Closing date:	June 27, 2011

Use of proceeds:	The net proceeds that we will receive from this offering will be approximately $417.6 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us (excluding the underwriters’ option to purchase up to an additional 3,750,000 common shares).

The net proceeds that we will receive from this offering will be less than the estimated net proceeds set forth under the caption “Use of Proceeds” in the Preliminary Prospectus, which was based on an assumed initial public offering price of $22.00 per share. The intended use of proceeds has not changed from that set forth in the Preliminary Prospectus, except that approximately $71.4 million accreted value as of June 30, 2011 (approximately $10.8 million accreted value if the underwriters exercise their option in full to purchase up to 3,750,000 additional shares) of the 10.375% Senior Discount Notes due 2016 will remain outstanding after this offering.

As adjusted capitalization:	Based on the offering price of $18.00 per share of common stock, and otherwise calculated on the same basis as the calculations in the Preliminary Prospectus, as of March 31, 2011, on an as adjusted basis, our total long-term debt obligations would have been $2,381.4 million, our total equity would have been $202.0 million and our total capitalization would have been $2,583.4 million.

Underwriting:	Lazard Frères & Co. LLC is no longer acting as a financial advisor in connection with the offering.
The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the prospectus relating to the offering may be obtained from BofA Merrill Lynch by calling 866-500-5408 or Barclays Capital Inc. by calling 888-603-5847.
The information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein. This information does not purport to be a complete description of the securities or of the offering. Please refer to the Preliminary Prospectus, as amended hereby, for a complete description.